September 15, 2010	QMM: NYSE Amex
QTA: TSX Venture
NR-15-10

QUATERRA PROVIDES UPDATE ON TWO ALASKA PROPERTIES

VANCOUVER, B.C. — Quaterra Resources Inc. today released updates to its Herbert Glacier gold property and Duke Island Cu-Ni-PGE project in Alaska, both financed and operated by Quaterra’s partners who can earn up to a 65% interest in each in terms of separate earn-in agreements.

Herbert Glacier gold project
At Herbert Glacier, 20 miles north of Juneau, Grande Portage Resources Ltd. can earn a 65% interest by spending US$1.25 million in two stages. Grande Portage has announced that six NQ holes have been completed on the property for a total of 1,296 meters and that a seventh is in process. (For full results see Grand Portage press release of September 8, 2010, at www.grandeportage.com).

Grande Portage said quartz veins and sulfidized shear zones have been encountered in every hole at predicted intervals for targeted mineralized zones. Also drilling has confirmed the presence of the Main vein. A parallel vein in the hanging wall of the Main vein, now known as the Ridge vein, has been discovered in each of the holes drilled, and contains sulfides and visible free gold. The Ridge vein is believed to be at 300 meters long. And a Deep Trench vein has been encountered between 321 meters and 326 meters in the deepest hole drilled.

Assay results for holes drilled at Herbert Glacier are pending from ALS Chemex and will be released in the coming weeks.

Carl Hale, CPG, will direct the field program and will act as the Qualified Person as that term is defined under NI 43-101. Mr. Hale will be backed up by C. C. Hawley, Ph.D., CPG of Hawley Resource Group, Inc. and Alaska Earth Sciences, Inc. of Anchorage, Alaska.

Duke Island copper-nickel-PGE project
At Duke Island, located in southeast Alaska, Copper Ridge Exploration Inc. can earn a 65% interest, in stages, subject to certain spending commitments. Copper Ridge has recently completed a five-hole, 1,537-meter drill program. (For full results see Copper Ridge’s press release of September 10, 2010 at www.copper-ridge.com).

Best results from the program included .294% copper and .075% nickel over 4.9 meters and .148% copper and .039% nickel over 13.4 m over two separate intervals in hole DK10-08. Despite drilling to depths of up to 468 meters, the targeted basal contact of the mineralized intrusion was not encountered. The drilling determined that zoning within the ultramafic complex is more complex than anticipated and that what had been thought to be the basal contact, as interpreted through several geophysical techniques, was in fact rafts of partially assimilated sedimentary rocks. The combination of high sulphide content and graphite related to the sediments produced strong electromagnetic conductors.

Copper Ridge believes that Cu-Ni-PGE enriched magmatic sulphide accumulations along basal contacts or within a feeder zone remains a unique and prospective exploration target at Duke Island, due to the intrusion’s high sulphide content, the magmatic or net-textured nature of the sulphide mineralization and nickel depletion of some of the intrusion's silicate mineral phases. However, the 2010 drilling has demonstrated that such a target, if it exists, is geophysically masked by overlying zones of conductive pyrrhotite-graphite mineralization. Further study is required to determine if other exploration tools might be applied to direct future drill programs. Copper Ridge will evaluate the drill results and its revised interpretation of its geological model before determining its future course of action with regard to the Property.

Mr. J. Greg Dawson, P.Geo., President of Copper Ridge, is the Qualified Person for the Duke Island project.

Full details of these recent drill results are available on both Grande Portage’s and Copper Ridge’s websites.

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high grade base metal, precious metal or uranium deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website [or press release], such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 40-F which can be requested from us, and is available on our website at www.quaterra.com and at www.sec.gov/edgar.shtml.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.